SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GEORGIA-PACIFIC CORPORATION

(Name of Subject Company (Issuer))

KOCH INDUSTRIES, INC.

KOCH FOREST PRODUCTS, INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $.80 per Share

(Titles of Classes of Securities)

373298108

(CUSIP Number of Class of Securities)

Steven J. Feilmeier

Senior Vice President - Chief Financial Officer

Koch Industries, Inc.

4111 East 37th Street North

Wichita, Kansas 67220

(316) 828-5500

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the filing person)

Copies to:

Tye G. Darland, Esq. Raffaele G. Fazio, Esq. Koch Industries, Inc. 4111 East 37th Street North Wichita, Kansas 67220 (316) 828-5500	Mark D. Gerstein, Esq. John E. Sorkin, Esq. Latham & Watkins LLP 233 South Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$N/A	$N/A

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No. N/A	Date Filed: N/A

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock of Georgia-Pacific Corporation (“Georgia-Pacific”) by Koch Forest Products, Inc. (the “Purchaser”), an indirect wholly-owned subsidiary of Koch Industries, Inc. (“Koch Industries”). Attached are (i) press release issued by Koch Industries on November 13, 2005, (ii) message for Georgia-Pacific employees, (iii) summary of Koch Industries history, (iv) summary of Koch Industries’ international presence, (v) summary of Koch Industries’ United Stated presence, (vi) summary of Koch Industries’ industry facts, (vii) introduction of Market Based Management®, (viii) MBM® Guiding Principles, (ix) “Benefits of Being Privately Held” and (x) Koch Industries mission statement (collectively, the “Communication Materials”). The Communication Materials were first made available on Koch Industries’ website as of November 13, 2005.

The Communication Materials are neither an offer to purchase nor solicitations of an offer to sell securities. The tender offer for the outstanding shares of Georgia-Pacific common stock described in this filing has not commenced. At the time the offer is commenced, the Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Georgia-Pacific will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Georgia-Pacific shareholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

Exhibit Index

Exhibit Number

99.1	Press release issued by Koch Industries on November 13, 2005

99.2	Message for Georgia-Pacific employees

99.3	Summary of Koch Industries history

99.4	Summary of Koch Industries’ international presence

99.5	Summary of Koch Industries’ United Stated presence

99.6	Summary of Koch Industries’ industry facts

99.7	Introduction of Market Based Management®

99.8	MBM® Guiding Principles

99.9	“Benefits of Being Privately Held”

99.10	Koch Industries mission statement